Exhibit 99.1

Enigmatig Limited Announces First Six Months of Fiscal Year 2025 Unaudited Financial Results

Corporate services income increased significantly by 112.1% YoY to US$2.9M on new client momentum

Net profit reached US$1.2M, reflecting a return to profitability

Singapore, July 22, 2025 (Globe Newswire) – Enigmatig Limited (NYSE American: EGG) (“Enigmatig” or the “Company”), an international consultancy firm providing one-stop cross-border licensing solutions and related services, today announced its unaudited financial results for the first six months of fiscal year 2025, ended March 31, 2025.

First Six Months of Fiscal Year 2025 Financial Highlights

●	Total corporate services income increased by 112.1% to US$2.9 million for the six months ended March 31, 2025, compared with US$1.4 million in the same period of fiscal year 2024.
●	Cost of sales remained stable at US$0.7 million for the six months ended March 31, 2025, compared with US$0.6 million in the same period of fiscal year 2024.
●	Gross profit increased by 192.1% to US$2.2 million for the six months ended March 31, 2025, compared with US$0.7 million in the same period of fiscal year 2024.
●	Profit from operations was US$1.2 million for the six months ended March 31, 2025, marking a significant turnaround from a loss of US$0.2 million in the same period of fiscal year 2024.
●	Net profit was US$1.2 million for the six months ended March 31, 2025, marking a significant turnaround from a net loss of US$0.1 million in the same period of fiscal year 2024.

Business Updates

●	In June 2025, the Company completed its initial public offering on the NYSE American, raising gross proceeds of approximately US$15.0 million, including proceeds from the partial exercise of the underwriters’ over-allotment option.
●	As of March 31, 2025, the Company has established a presence across key international markets, with four offices located in Singapore, Hong Kong, Shanghai, and London, as well as a representative desk in Bangkok. These locations support the Company’s global operations and enhance its ability to serve a diverse and growing client base.
●	During the six months ended March 31, 2025, the Company consistently expanded its client roster for regtech services (“RegTech”), including KYC, AML and transaction monitoring functions, which are integrated into the Company’s proprietary CRM platform. As of March 31, 2025, the Company had completed onboarding for five RegTech services clients, following the initial rollout of these services in late 2024. The Company is actively marketing its RegTech offerings to both new and existing clients, positioning RegTech as a strategic growth pillar for the future.

Desmond Foo, Founder and CEO of Enigmatig, commented, “We are incredibly encouraged by our performance in the first half of fiscal 2025, particularly as we navigated a dynamic and fast-evolving business environment. Our successful listing on the NYSE American in June marked a pivotal milestone, not just in terms of capital markets access, but as a strong reaffirmation of Enigmatig’s long-term vision for bold, global expansion. With this solid foundation, we are advancing our strategic priorities with clarity and conviction: expanding our international footprint, deepening our value proposition through innovation and technology, pursuing selective M&A opportunities, and investing in global talent to better serve our diverse, growing client base.”

Mingwen Teo, the Company’s Director and CFO, added, “We delivered a strong financial performance in the first six months of fiscal 2025, with revenue more than doubling year-on-year and profitability significantly improving across all key metrics. Our operating leverage is beginning to materialize, as demonstrated by gross margin expansion driven by more efficient absorption of fixed costs over a larger revenue base. Following our IPO, we also strengthened our capital position, providing the financial flexibility to invest in future growth, accelerate development of our technology platforms, and create long-term value for our shareholders.”

First Six Months of Fiscal Year 2025 Financial Results

Corporate Services Income

Corporate services income grew by 112.1% year-on-year to US$2.9 million for the six months ended March 31, 2025, up from US$1.4 million in the same period of fiscal year 2024. The increase was driven by strong momentum in both license application and renewal services and corporate secretarial and other services.

The table below sets forth the breakdown of our corporate services income for the periods indicated:

	For the Six Months Ended March 31,
	2024		2025
	US$	%	US$	%
Corporate services income:
License application and renewal services	441,118	32.3%	1,138,271	39.3%
Corporate secretarial and other services	926,227	67.7%	1,761,745	60.7%
Total	1,367,345	100.0	2,900,016	100.0

●	License application and renewal services. Income from license application and renewal services increased by 158.0% to US$1.1 million, compared to US$0.4 in the prior-year period. The growth was primarily driven by a higher number of projects, supported by an expanding client base.
●	Corporate secretarial and other services. Income from corporate secretarial and other services rose by 90.2% to US$1.8 million from US$0.9 million in the same period of fiscal year 2024. This was mainly attributable to increased new client engagements, particularly from larger accounts with higher average revenue contributions.

Cost of Sales

Cost of sales was US$0.7 million for the six months ended March 31, 2025, compared to US$0.6 million in the same period of fiscal year 2024. The Company’s cost of sales primarily comprises staff costs, license application and renewal services costs, and corporate secretarial and related services costs. While total costs increased year-over-year, the Company benefited from economies of scale, with fixed costs more efficiently absorbed across a larger revenue base.

Gross Profit

Gross profit jumped by 192.1% to US$2.2 million from US$0.7 million in the prior-year period. Gross margin for the first half of fiscal year 2025 expanded significantly to 74.8%, compared to 54.3% in the same period of fiscal year 2024, reflecting improved operating leverage and enhanced service efficiency.

Operating Expenses

Operating expenses totaled US$0.9 million, in line with US$0.9 million in the same period of fiscal year 2024, despite the inclusion of the professional service fees associated with the Company’s initial public offering.

Profit from Operations

Profit from operations reached US$1.2 million, a substantial turnaround from an operating loss of US$0.2 million in the corresponding period of fiscal year 2024.

Other Income

Other income totaled US$0.2 million, compared to US$0.02 million in the prior-year period. The increase was primarily driven by one-off income of US$0.1 million and unrealized foreign exchange gains of US$0.06 million.

Net Profit

The Company reported net profit of US$1.2 million for the six months ended March 31, 2025, marking a return to profitability from a net loss of US$0.1 million in the same period of fiscal year 2024.

Cash and Cash Equivalents

As of March 31, 2025, the Company had cash and cash equivalents of US$3.4 million, compared with US$1.6 million as of September 30, 2024, strengthening its financial position following its successful IPO.

About Enigmatig Limited

Enigmatig is an international business enabler dedicated to helping small and medium-sized enterprises (SMEs) achieve their international ambitions. Since 2010, we have connected businesses with the expertise, infrastructure, and regulatory support needed to succeed in cross-border markets.

With deep capabilities in FX brokerage consultancy, licensing, RegTech, FinTech, and corporate services, Enigmatig delivers tailored solutions across the full business lifecycle – from company incorporation to ongoing compliance. Our experienced team specializes in navigating complex regulatory environments across global financial hubs and key offshore centers, including London, Cyprus, and Belize

Headquartered in Singapore with a strategic presence in Hong Kong, Shanghai, London, and a representative desk in Bangkok, Enigmatig supports a diverse and growing international client base.

For more information, please visit: https://enigmatig.com

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “is/are likely to,” “potential,” “project” or “continue” or the negative of these terms or other comparable or similar terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

Enigmatig Investor Relations

Email: investors@enigmatig.com

ENIGMATIG LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	September 30, 2024	March 31, 2025

ASSETS
Current assets
Cash and cash equivalents	$1,593,037	$3,375,833
Accounts receivable, net	1,081,866	592,128
Contract assets	528,342	85,416
Other current assets	153,241	240,379
Total current assets	3,356,486	4,293,756
Non-current assets
Property and equipment, net	731	217,503
Right-of-use assets, net	104,911	845,235
Deposits	21,549	181,192
Total non-current assets	127,191	1,243,930
Total assets	$3,483,677	$5,537,686

LIABILITIES
Current liabilities
Accounts payable	$327,992	$384,825
Accrual and other liabilities	205,875	150,781
Contract liabilities	1,048,934	972,490
Operating lease liabilities, current	58,561	295,042
Income taxes payable	28,230	281,207
Total current liabilities	1,669,592	2,084,345
Non-current liabilities
Operating lease liabilities, non-current	33,557	538,001
Total non-current liabilities	33,557	538,001
Total liabilities	$1,703,149	$2,622,346

ENIGMATIG LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	September 30, 2024	March 31, 2025

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.000002 par value, 17,500,000,000 shares authorized, 9,250,000 issued and outstanding as of March 31, 2025 and September 30, 2024	19	19
Class B ordinary shares, US$0.000002 par value, 7,500,000,000 shares authorized, 15,750,000 issued and outstanding as of March 31, 2025 and September 30, 2024	31	31
Additional paid-in capital	$117,320	$117,320
Retained earnings	1,519,286	2,752,846
Accumulated other comprehensive (loss) income	143,872	45,125
Total shareholders’ equity	1,780,528	2,915,345

Total liabilities and shareholders’ equity	$3,483,677	$5,437,686

ENIGMATIG LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended March 31,
	2024	2025

Corporate services income	$1,367,345	$2,900,016
Cost of sales	(624,227)	(729,724)
Gross profit	743,118	2,170,292

Operating expenses:
Payroll and employee benefits	(210,950)	(217,665)
Depreciation expenses	(2,954)	(8,273)
Operating lease expenses	(49,084)	(38,662)
Other operating expenses	(644,775)	(659,126)
Total operating expenses	(907,763)	(923,726)
Profit/(loss) from operations	(164,645)	1,246,566

Other income:
Other income, net	21,556	244,337
Total other income	21,556	244,337

Profit/(loss) before tax expense	(143,089)	1,490,903
Income tax expense	-	(257,343)
Net profit/(loss)	(143,089)	1,233,560

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	58,265	(98,747)
Total comprehensive income/(loss)	$(84,824)	$1,134,813

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	(0.01)	0.05

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	25,000,000	25,000,000